SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                          Applewood's Restaurants, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   038142 10 5
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                                 (CUSIP Number)

                              Keith Moskowitz, Esq.
                           c/o Eilenberg & Krause, LLP
                     11 East 44th Street, New York, NY 10017
                                 (212) 986-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 2004
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038142 10 5            13D                                Page 2 of 5

------------------- ------------------------------------------------------------

 1                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert Stewart

------------------- ------------------------------------------------------------

 2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a) |_|
                            (b) |X|

------------------- ------------------------------------------------------------

3                    SEC USE ONLY

------------------- ------------------------------------------------------------

 4                   SOURCE OF FUNDS *
                          PF;OO
------------------- ------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------- ------------------------------------------------------------
6

                    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Canada
------------------- ------------------------------------------------------------

                     7       SOLE VOTING POWER
                                 33,050,000
Number of
Shares              ------- ----------------------------------------------------
Beneficially
Owned By             8       SHARED VOTING POWER
Each                             4,020,000
Reporting           ------- ----------------------------------------------------
Person
With                 9       SOLE DISPOSITIVE POWER
                                 33,050,000
                    ------- ----------------------------------------------------

                    10       SHARED DISPOSITIVE POWER
                                 4,020,000
-------------------------------------------------------------------------------

 11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON      37,070,000

------------------- ------------------------------------------------------------

12                   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES*
------------------- ------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 64.7%

------------------- ------------------------------------------------------------

14                   TYPE OF REPORTING PERSON*
                              IN

------------------- ------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 038142 10 5            13D                               Page 3 of 5

Item 1. Security and Issuer

         Security:  Common Stock, par value $.01 per share ("Common Stock")
                       (CUSIP No. 038142 10 5)

         Issuer:       Applewood's Restaurants, Inc.
                       6455 Industrial Park Road
                       Las Vegas, NV 89118

Item 2. Identity and Background

      The person filing this report is Robert Stewart (the "Reporting Person"). The Reporting Person is a natural person, residing at Suite 101, 11650 79th Avenue, Edmonton, Alberta T6GOP7. The principal business of the Reporting Person is business consultant.

      Since August 26, 1999, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The purchase price for the 37,070,000 shares covered by this Report (the "Purchased Shares") was $410,000, $210,000 of which was paid at closing, August 26, 2004, and the balance of which is payable in monthly installments of $70,000, $70,000 and $60,000, respectively, over the three month period following closing. Of the funds paid at closing, $53,000 was provided by the Reporting Person out of his personal funds, $67,000 was provided by the other individuals on whose behalf Mr. Stewart is holding their shares as nominee without economic interest therein, and $90,000 was provided as a non-interest bearing loan from Securac, Inc., a privately held Alberta corporation ("Securac"). The loan is evidenced by a promissory note that is payable on demand but not before December 20, 2004 and is secured by a pledge of 26,220,000 of the Purchased Shares (the "Securac Note").

      The Purchased Shares were purchased by the Reporting Person from three principal stockholders of the Issuer (the "Vendors") pursuant to a Stock Purchase Agreement dated August 20, 2004, and represent all shares of the Issuer then owned by the principal stockholders. As part of the transaction, the Reporting Person agreed to cause the Issuer to enter into a consulting agreement with two of the Vendors pursuant to which they would receive an additional 500,000 shares of Common Stock (giving effect to the reverse split described below).

Item 4. Purpose of Transaction.

      The transaction covered by this Report was effected as an interim step with the goal of causing the Issuer to acquire all or substantially all of the outstanding stock of Securac, pursuant to a share exchange transaction in which the shareholders of Securac would acquire control of the Issuer in exchange for the shares of Securac. Securac is engaged in the business of providing enterprise risk management and regulatory compliance solutions. In connection with the share exchange, the capitalization of the Issuer would be adjusted by means of a 1:15 reverse split of the outstanding shares and the Board of Directors and officers of the Issuer would be replaced with designees of the Securac shareholders.

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                                                                    Page 4 of 5

      Except for the 4,020,000 shares held by the Reporting Person as nominee on behalf of others and with respect to which the Reporting Person has no economic interest, the Reporting Person may, from time to time, sell a portion of its shares in privately negotiated transactions. Proceeds from such sales may be used to pay the balance of the purchase price for the shares as well as the Securac Note. Except as described herein, the Reporting Person has no plans or proposals that relate to or that would result in any of the events described in
Item 4.

      The Reporting Person reserves the right, in its sole discretion, to make additional investments in the issuer, and to decrease any investment through sale or otherwise, based on market conditions and other events as they may exist from time to time.

      The Reporting Person is a citizen of Canada.

Item 5. Interest in Securities of the Issuer.

      The information contained in items 7-10, 11 and 13 of the cover page hereof is incorporated herein by this reference.

      Except as disclosed in this Report, the Reporting Person has not engaged in any transactions in the issuer's securities. The purchase price for the Purchased Shares was approximately $.01 per share.

      Of the shares covered by this Report, 4,020,000 shares are held by the Reporting Person as nominee for the benefit of three separate individuals, none of whom owns at least 5% of the Issuer's outstanding Common Stock. The Reporting Person has no economic interest in these shares, or dividends earned thereon or proceeds from the sale thereof, and such individuals have ultimate power to direct the receipt thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed in this Report regarding the pledge of 26,220,000 Purchased Shares to secure repayment of the Securac Note, and 4,020,000 shares held by the Reporting Person as nominee for others, no contracts, arrangements, understandings or relationships exist between the Reporting Person and others with respect to the Purchased Shares.

Item 7. Material to be Filed as Exhibits.

      1. Stock Purchase Agreement dated August 20, 2004 by and among the Reporting Person and the Vendors.

      2. Promissory Note dated August 20, 2004 issued by the Reporting Person in favor of Securac.

      3. Pledge Agreement dated August 20, 2004 by the Reporting Person in favor of Securac.

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                                                                    Page 5 of 5
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 4, 2004

                                                   /s/Robert Stewart
                                                   -----------------
                                                   Robert Stewart

 Attention:       Intentional  misstatements  or omissions of fact  constitute
                  Federal  criminal  violations (See 18 U.S.C.1001)